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                               December 18, 2023

       Kevin Ryan
       Chief Financial Officer
       Better Home & Finance Holding Company
       175 Greenwich Street, 57th Floor
       New York, NY 10007

                                                        Re: Better Home &
Finance Holding Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 13,
2023
                                                            File No. 333-274947

       Dear Kevin Ryan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       113

   1. We note your disclosure in the first risk factor on page 67 that if your stock ceases to be listed on the Nasdaq,
such delisting would constitute a fundamental change under the indenture for the
convertible notes that would require you to redeem the Convertible
                                                        Notes prior to
maturity. If material to your operations, please briefly discuss the effects the redemption of the
convertible notes prior to maturity may have on your results of operations and
liquidity.
   2. We note that the projected net income for 2023 was $1,047.9 million and projected
                                                        Adjusted EBITDA was
$1,860.3 million, as set forth in the unaudited prospective
                                                        financial information
management prepared and provided to the Board, the company   s
                                                        financial advisors and
Aurora Acquisition Corp. in connection with the evaluation of the
 Kevin Ryan
Better Home & Finance Holding Company
December 18, 2023
Page 2
      Business Combination. We also note that your actual net loss for the Nine Months Ended
      September 30, 2023 was ($475,441) thousand, while your Adjusted EBITDA was
      ($137,202) thousand. It appears that you will miss your 2023 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide
      updated information about the company   s financial position and further
risks to the
      business operations and liquidity in light of these circumstances.
       Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601
with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Ryan
                                                  Division of Corporation
Finance
Comapany NameBetter Home & Finance Holding Company
                                                  Office of Finance
December 18, 2023 Page 2
cc:       Jared M. Fishman, Esq.
FirstName LastName